AS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ON AUGUST 13, 2026

File No. 812-16056

UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amended and Restated Application Pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) for an Order Granting Certain Exemptions from the Provisions of Sections 18(a)(2), 18(c) and 18(i) Thereunder, Pursuant to Sections 6(c) and 23(c) of the 1940 Act for an Order Granting Certain Exemptions from Rule 23c-3 Thereunder and Pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 Thereunder for an Order Permitting Certain Arrangements

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

In the Matter of the Application of:

CLEARLAKE PRIVATE MARKETS FUND

CLEARLAKE CAPITAL RIC MANAGEMENT, LLC

233 Wilshire Blvd., Suite 800

Santa Monica, CA 90401

Please direct all communications regarding this application to:

Fred Ebrahemi

John Cannon

Clearlake Capital RIC Management, LLC

233 Wilshire Boulevard, Suite 800

Santa Monica, CA 90401

Copies to:

Rajib Chanda, Esq. Nathan Briggs, Esq. Simpson Thacher & Bartlett LLP 900 G Street, NW Washington, D.C. 20001 (202) 636-5500 Rajib.Chanda@stblaw.com Nathan.Briggs@stblaw.com	Jonathan Gaines, Esq. Stephen Forster, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 (212) 455-2000 Jonathan.Gaines@stblaw.com Stephen.Forster@stblaw.com

THIS APPLICATION (INCLUDING EXHIBITS) CONSISTS OF 74 PAGES.

EXHIBITS

Exhibit A	Resolutions of the Initial Fund

Exhibit B	Verifications

Exhibit C	Marked Copies of the Application Showing Changes from the Final Versions of the Two Applications Identified as Substantially Identical under Rule 0-5(e)(3)

i

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

IN THE MATTER OF

CLEARLAKE PRIVATE MARKETS FUND

CLEARLAKE CAPITAL RIC MANAGEMENT, LLC

233 Wilshire Blvd., Suite 800
Santa Monica, CA 90401

Investment Company Act of 1940 File No. 812-16056

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d).

AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “1940 ACT”), FOR AN ORDER OF EXEMPTION FROM PROVISIONS OF SECTIONS 18(a)(2), 18(c) AND 18(i) THEREUNDER, PURSUANT TO SECTIONS 6(c) AND 23(c) OF THE 1940 ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23c-3 THEREUNDER AND PURSUANT TO SECTION 17(d) OF THE 1940 ACT AND RULE 17d-1 THEREUNDER FOR AN ORDER PERMITTING CERTAIN ARRANGEMENTS

I.	THE PROPOSAL

Clearlake Private Markets Fund (the “Initial Fund”) is a Delaware statutory trust. The Initial Fund will operate as a continuously offered, registered non-diversified, closed-end management investment company that will provide periodic liquidity with respect to its shares through periodic repurchase offers pursuant to Rule 23c-3 under the Investment Company Act of 1940, as amended (the “1940 Act”). The Initial Fund will be advised by Clearlake Capital RIC Management, LLC (the “Adviser”). The Initial Fund and the Adviser are referred to herein as the “Applicants.”

The Applicants hereby seek an order (the “Order”) from the U.S. Securities and Exchange Commission (the “Commission”) (i) pursuant to Section 6(c) of the 1940 Act, for an exemption from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act, (ii) pursuant to Sections 6(c) and 23(c) of the 1940 Act, for an exemption from Rule 23c-3 under the 1940 Act and (iii) pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act to permit the Initial Fund to issue multiple classes of shares (“Shares”)1 and to impose early withdrawal charges (“EWCs”) and asset-based distribution and/or service fees with respect to certain classes.

The Applicants request that the Order also apply to any continuously offered registered closed-end management investment company that has been previously organized or that may be organized in the future for which the Adviser or any entity controlling, controlled by, or under common control with the Adviser or any successor in interest to any such entity,2 acts as investment adviser and which operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act or provides periodic liquidity with respect to its Shares pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (each, a “Future Fund,” and together with the Initial Fund, the “Funds”).3 Any of the Funds relying on this relief in the future will do so in compliance with the terms and conditions of this application (the “Application”). Applicants represent that each entity presently intending to rely on the requested relief is listed as an Applicant.

The Initial Fund has filed an initial registration statement on Form N-2 (the “Registration Statement”), seeking to register three classes of Shares of beneficial interest, Class S Shares, Class A Shares and Class I Shares, each with its own fee and expense structure.

[1]

As used in this Application, “Shares” includes any other equivalent designation of a proportionate ownership interest of the Initial Fund (or any other registered closed-end management investment company relying on the requested order).

[2]	A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.
[3]	The terms “control,” and “investment adviser” are used as defined in Section 2(a)(9) and 2(a)(20) of the 1940 Act, respectively.

If the requested relief is granted, the Initial Fund anticipates making a continuous public offering of its Class S, Class A and I Shares and any other additional classes of Shares, each having its own fee and expense structure, pursuant to its Registration Statement or a future registration statement. Additional offerings by any Fund relying on the Order may be on a private placement or public offering basis. The Initial Fund will only offer one class of Shares, the Class I Shares, until receipt of the requested relief. Shares of the Funds will not be listed on any securities exchange or quoted on any quotation medium, and the Funds do not expect there to be a secondary trading market for their Shares.

Applicants represent that any asset-based distribution and/or service fees for each class of Shares of the Funds will comply with the provisions of Rule 2341 (the “Sales Charge Rule”) of the Financial Industry Regulatory Authority (“FINRA”).4 All references in the application to the Sales Charge Rule include any FINRA successor or replacement rule to the Sales Charge Rule.

II.	STATEMENT OF FACTS

A.	Initial Fund

The Initial Fund is a Delaware statutory trust that is registered under the 1940 Act as a non-diversified, closed-end management investment company that is structured as an interval fund pursuant to Rule 23c-3 under the 1940 Act. The Initial Fund’s investment objective is to seek long-term capital appreciation primarily through secondary investments in private equity funds and continuation vehicles within private markets, with the ability to opportunistically invest in private equity co-investments and primary subscriptions in private equity funds (collectively, “Private Assets”). The Initial Fund intends to invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in Private Assets and other instruments that are issued in private offerings or issued by private companies.

If the relief requested herein is granted, the Initial Fund intends to offer Class S, Class A and Class I Shares pursuant to a continuous public offering as discussed above.

As noted above, the Initial Fund will provide periodic liquidity with respect to its Shares through periodic repurchase offers pursuant to Rule 23c-3 under the 1940 Act.5 Each Future Fund will likewise adopt fundamental investment policies in compliance with Rule 23c-3 under the 1940 Act and make periodic repurchase offers to its shareholders or will provide periodic liquidity with respect to its Shares pursuant to Rule 13e-4 under the Exchange Act. Any repurchase offers made by the Funds will be made to all holders of Shares of each such Fund.

The Initial Fund and each Fund operating as an interval fund pursuant to Rule 23c-3 under the 1940 Act may offer its shareholders an exchange feature under which the shareholders of the Fund may, in connection with such Fund’s periodic repurchase offers, exchange their Shares of the Fund for shares of the same class of (i) registered open-end investment companies or (ii) other registered closed-end investment companies that comply with Rule 23c-3 under the 1940 Act and continuously offer their shares at net asset value, that are in the Fund’s group of investment companies (collectively, the “Other Funds”). Shares of a Fund operating pursuant to Rule 23c-3 that are exchanged for shares of Other Funds will be included as part of the repurchase offer amount for such Fund as specified in Rule 23c-3 under the 1940 Act. Any exchange option will comply with Rule 11a-3 under the 1940 Act, as if the Fund were an open-end investment company subject to Rule 11a-3. In complying with Rule 11a-3, each Fund will treat an EWC as if it were a contingent deferred sales load (“CDSL”).6

[4]

As adopted, FINRA Rule 2341 superseded Rule 2830(d) of the Conduct Rules of the National Association of Securities Dealers, Inc. See, Self-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Notice of Filing and Immediate Effectiveness of a Proposed Rule Change to Adopt NASD Rule 2830 as FINRA 2341 (Investment Company Securities) consolidated FINRA Rulebook, Securities Exchange Act Release No. 78130 (June 22, 2016).

[5]

Rule 23c-3 and Regulation M under the Exchange Act permit an interval fund to make repurchase offers to repurchase its shares while engaging in a continuous offering of its shares pursuant to Rule 415 under the Securities Act.

[6]

A CDSL, which may be assessed by an open-end fund pursuant to Rule 6c-10 of the 1940 Act, is a distribution related charge payable to the distributor. Pursuant to the requested order, any EWC will likewise be a distribution-related charge payable to the distributor as distinguished from a repurchase fee, which is payable to a Fund to reimburse the Fund for costs incurred in liquidating securities in the Fund’s portfolio.

Repurchase fees, if charged, will equally apply to additional classes of Shares and to all classes of Shares of a Fund, consistent with Section 18 of the 1940 Act and Rule 18f-3 thereunder. To the extent a Fund determines to waive, impose scheduled variations of, or eliminate any repurchase fee, it will do so consistently with the requirements of Rule 22d-1 under the 1940 Act as if the repurchase fee were a CDSL and as if the Fund were an open-end investment company and the Fund’s waiver of, scheduled variation in, or elimination of, any such repurchase fee will apply uniformly to all shareholders of the Fund regardless of class. If a Fund charges a repurchase fee, Shares of the Fund will be subject to a repurchase fee at a rate of no greater than 2.00% of the shareholder’s repurchase proceeds if the interval between the date of purchase of the Shares and the valuation date with respect to the repurchase of those Shares is less than one year. A repurchase fee charged by a Fund is not the same as a CDSL assessed by an open-end fund pursuant to Rule 6c-10 under the 1940 Act, as CDSLs are distribution-related charges payable to a distributor, whereas the repurchase fee is payable to the Fund to compensate long-term shareholders for the expenses related to shorter-term investors, in light of the Fund’s generally longer-term investment horizons and investment operations.

B.	Adviser

The Adviser is a Delaware limited liability company that is a wholly owned subsidiary of Clearlake Capital Group, L.P. The Adviser is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and will serve as investment adviser to the Initial Fund pursuant to an investment advisory agreement (the “Investment Advisory Agreement”), which will be approved by the Board of Trustees of the Initial Fund, including a majority of the trustees who are not “interested persons” (as defined in Section 2(a)(19) of the 1940 Act) of the Initial Fund, and by the Initial Fund’s shareholders, in the manner required by Sections 15(a) and (c) of the 1940 Act.

The Applicants are not currently seeking any exemptions from the provisions of the 1940 Act with respect to the Investment Advisory Agreement. The Adviser will be responsible for managing the investment activities of the Initial Fund and the Initial Fund’s business affairs.

C.	Other Provisions

From time to time the Funds may create additional classes of shares, the terms of which may differ from the initial classes pursuant to and in compliance with Rule 18f-3 under the 1940 Act.

III.	EXEMPTIONS REQUESTED

A.	The Multi-Class System

Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of Shares of a Fund may be deemed to result in the issuance of a “senior security”7 within the meaning of Section 18(g) of the 1940 Act that would violate the provisions of Section 18(a)(2) of the 1940 Act, violate the equal voting provisions of Section 18(i) of the 1940 Act, and if more than one class of senior security were issued, violate Section 18(c) of the 1940 Act.

[7]

Section 18(g) defines senior security to include any stock of a class having priority over any other class as to distribution of assets or payment of dividends. Share classes that have different asset-based service or distribution charges have different total expenses and, thus, different net incomes. As a result, each class will have a different net asset value, receive a different distribution amount or both. A class with a higher net asset value may be considered to have a priority as to the distribution of assets. A class receiving a higher dividend may be considered to have a priority over classes with lower dividends. Exemption for Open End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master Feeder Funds; Class Voting on Distribution Plans, Inv. Co. Rel. No. 20915 (Feb. 23, 1995) at n.17 and accompanying text.

B.	Early Withdrawal Charge

Applicants request exemptive relief from Rule 23c-3(b)(1) to the extent that rule is construed to prohibit the imposition of an EWC by the Funds.

C.	Asset-Based Distribution and/or Service Fees

Applicants request an Order pursuant to Section 17(d) and Rule 17d-1 to the extent necessary for a Fund to pay asset-based distribution and/or service fees.

IV.	COMMISSION AUTHORITY

Pursuant to Section 6(c) of the 1940 Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision or provisions of the 1940 Act or from any rule or regulation under the 1940 Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Section 23(c) of the 1940 Act provides, in relevant part, that no registered closed-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

Section 23(c)(3) provides that the Commission may issue an order that would permit a closed-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under Section 17(d) and Rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

V.	DISCUSSION

A.	Background

In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation (“Protecting Investors”), the Commission’s Division of Investment Management recognized that the 1940 Act imposes a rigid classification system that dictates many important regulatory consequences.8 For example, the characterization of a management company as “open-end” or “closed-end” has historically been crucial to the determination of the degree of liquidity the fund’s shareholders will have, and thus the liquidity required of the fund’s investments.

Furthermore, except as noted below, there has been no middle ground between the two extremes. Open-end funds have offered complete liquidity to their shareholders and thus required virtually complete liquidity of the underlying investments, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this bipolar system of regulation, neither form has provided the best vehicle for offering portfolios that have substantial, but not complete, liquidity. In Protecting Investors, the staff determined that, given the changes in the securities market since 1940 — in particular the emergence of semi-liquid investment opportunities — it was appropriate to re-examine the classification system and its regulatory requirements.9

[8]	SEC Staff Report, Protecting Investors: A Half Century of Investment Company Regulation (May 1992), at 421.
[9]	Id. at 424.

One exception to the liquid/illiquid dichotomy has been the so called “prime-rate funds.” These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers or, more recently, periodic repurchases under Rule 23c-3.

Protecting Investors recognized that the rigidity of the 1940 Act’s classification system had become a limitation on sponsors’ ability to offer innovative products that would take advantage of the wide array of semi-liquid portfolio securities that currently exist. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.10 The report concluded that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.11 The Division of Investment Management thus recommended giving the industry the ability to employ new redemption and repurchase procedures, subject to Commission rulemaking and oversight.

In accordance with this recommendation, and shortly after Protecting Investors was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavor.12 The Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April 1993.13

The prime rate funds were cited in both Protecting Investors and the Proposing Release as the prototype for the interval concept.14 Nonetheless, while the prime rate funds created the model for innovation in this area, developments since the origin of these funds make further innovation appropriate. Ample precedent exists for the implementation of a multi-class system and the imposition of asset-based distribution and/or service fees for which the Applicants seek relief. Since 1998, the Commission has granted relief to the following closed-end investment companies, among others, to issue multiple classes of Shares, to impose EWCs and to impose distribution and/or service fees, e.g., Franklin Lexington Private Markets Fund, Denali Structured Return Strategy Fund, RBC BlueBay Enhanced Income Fund and RBC Global Asset Management (U.S.) Inc., Diameter Dynamic Credit Fund, Hamilton Lane Private Assets Fund, Blue Owl Alternative Credit Fund, RJ Private Credit Income Fund, Columbia Credit Income Opportunities Fund, ISQ Infrastructure Income Fund, iDirect Private Markets Fund, SEG Partners Long/Short Equity Fund, Coatue CTEK Fund, Capital Group KKR Multi-Sector+, Global X Venture Fund, HarbourVest Private Investments Fund, Privacore PCAAM Alternative Income Fund, TCW Private Asset Income Fund, Callodine Specialty Income Fund, Diamond Hill Securitized Credit Fund, Institutional Investment Strategy Fund, Gemcorp Commodities Alternative Products Fund, Sound Point Alternative Income Fund, Felicitas Private Markets Fund, T. Rowe Price OHA Flexible Credit Income Fund, Wellington Global Multi-Strategy Fund, Russell Investments New Economy Infrastructure Fund, Wellington Global Multi-Strategy Fund and MA Specialty Credit Income Fund.15

[10]	Id. at 439-40.
[11]	Id. at 424.
[12]	Investment Co. Act Rel. No. 18869 (July 28, 1992) (the “Proposing Release”).
[13]

Investment Co. Act Rel. No. 19399 (Apr. 7, 1993) (the “Adopting Release”). The Commission also had proposed Rule 22e-3, which began from the open-end, complete liquidity perspective under Section 22 of the 1940 Act, and permitted periodic or delayed, rather than constant liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To Applicants’ knowledge, the Commission has taken no further action with respect to Rule 22e-3.

[14]	Protecting Investors, at 439-40; Proposing Release, at 27.
[15]

See Franklin Lexington Private Markets Fund, et al., Investment Co. Rel. Nos. 36133 (Apr. 29, 2026) (notice) and 36186 (May 27, 2026) (order); Denali Structured Return Strategy Fund, et al., Investment Co. Rel. Nos. 35858 (Jan. 5, 2026) (notice) and 35931 (Feb. 4, 2026) (order); RBC BlueBay Enhanced Income Fund and RBC Global Asset Management (U.S.) Inc., Investment Co. Rel. Nos. 35843 (Dec. 29, 2025) (notice) and 35915 (Jan. 26, 2026) (order); Diameter Dynamic Credit Fund, et al., Investment Co. Rel. Nos. 35767 (Sep. 26, 2025) (notice) and 35791 (Nov. 18, 2025) (order); Hamilton Lane Private Assets Fund, et al., Investment Co. Rel. Nos. 35666 (Jul. 3, 2025) (notice) and 35696 (Jul. 29, 2025) (order); Blue Owl Alternative Credit Fund, et al., Investment Co. Rel. Nos. 35514 (Mar. 28, 2025) (notice) and 35557 (Apr. 23, 2025) (order); RJ Private Credit Income Fund, et al., Investment Co. Rel. Nos. 35515 (Mar. 28, 2025) (notice) and 35556 (Apr. 23, 2025) (order); Columbia Credit Income Opportunities Fund, et al., Investment Co. Rel. Nos. 35498 (Mar. 14, 2025) (notice) and 35526 (Apr. 9, 2025) (order); ISQ Infrastructure Income Fund, et al., Investment Co. Rel. Nos. 35489 (Mar. 4, 2025) (notice) and 35519 (Apr. 1, 2025) (order); iDirect Private Markets Fund, et al., Investment Co. Rel. Nos. 35474 (Feb. 21, 2025) (notice) and 35497 (Mar. 14, 2025) (order); SEG Partners Long/Short Equity Fund, et al., Investment Co. Rel. Nos. 35466 (Feb. 6, 2025) (notice) and 35491 (Mar. 4, 2025) (order); Coatue CTEK Fund and Coatue Management, L.L.C., Investment Co. Rel. Nos. 35417 (Dec. 13, 2024) (notice) and 35443 (Jan. 8, 2025) (order); Capital Group KKR Multi-Sector+, et al., Investment Co. Rel. Nos. 35410 (Dec. 9, 2024) (notice) and 35441 (Jan. 6, 2025) (order); Global X Venture Fund, et al., Investment Co. Rel. Nos. 35408 (Dec. 9, 2024) (notice) and 35440 (Jan. 6, 2025) (order); HarbourVest Private Investments Fund, et al., Investment Co. Rel. Nos. 35409 (Dec. 9, 2024) (notice) and 35439 (Jan. 6, 2025) (order); Privacore PCAAM Alternative Income Fund, et al., Investment Co. Rel. Nos. 35403 (Nov. 27, 2024) (notice) and 35431 (Dec. 26, 2024) (order); TCW Private Asset Income Fund, et al., Investment Co. Rel. Nos. 35401 (Nov. 26, 2024) (notice) and 35429 (Dec. 23, 2024) (order); Callodine Specialty Income Fund, et al., Investment Co. Rel. Nos. 35399 (Nov. 26, 2024) (notice) and 35428 (Dec. 23, 2024) (order); Diamond Hill Securitized Credit Fund and Diamond Hill Capital Management, Inc., Investment Co. Rel. Nos. 35385 (Nov. 15, 2024) (notice) and 35414 (Dec. 10, 2024) (order); Institutional Investment Strategy Fund and Buena Capital Advisors, LLC, Investment Co. Rel. Nos. 35351 (Oct. 8, 2024) (notice) and 35398 (Nov. 26, 2024) (order); Gemcorp Capital Advisors LLC, et al., Investment Co. Rel. Nos. 35328A (Oct. 23, 2024) (notice) and 35384 (Nov. 14, 2024) (order); Sound Point Alternative Income Fund, Felicitas Private Markets Fund and Skypoint Capital Advisors LLC, Investment Co. Rel. Nos. 35350 (Oct. 4, 2024) (notice) and 35371 (Oct. 30, 2024) (order); T. Rowe Price OHA Flexible Credit Income Fund and OHA Private Credit Advisors II, L.P., Investment Co. Rel. Nos. 35327 (Sept. 19, 2024) (notice) and 35360 (Oct. 16, 2024) (order); Wellington Global Multi-Strategy Fund, et al., Investment Co. Rel. Nos. 35317 (Sept. 10, 2024) (notice) and 35353 (Oct. 8, 2024) (order); Russell Investments New Economy Infrastructure Fund, et al., Investment Co. Rel. Nos. 35321 (Sept. 13, 2024) (notice) and 35356 (Oct. 9, 2024) (order); and MA Specialty Credit Income Fund, et al., Investment Co. Rel. Nos. 35316 (Sept. 10, 2024) (notice) and 35352 (Oct. 8, 2024) (order).

B.	Multiple Classes of Shares — Exemptions from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act

Applicants request exemptive relief to the extent that the issuance and sale of multiple classes of Shares of a Fund might be deemed to result in the issuance of a “senior security”16 within the meaning of Section 18(g) of the 1940 Act that would violate the provisions of Section 18(a)(2) of the 1940 Act, violate the equal voting provisions of Section 18(i) of the 1940 Act, and if more than one class of senior security were issued, violate Section 18(c) of the 1940 Act.

A registered closed-end investment company may have only one class of senior security representing indebtedness and only one class of stock that is a senior security. With respect to the class of stock that is a senior security, i.e., preferred stock, the preferred stock must have certain rights as described in Section 18(a)(2). Section 18(a)(2)(A) and (B) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless (a) immediately after such issuance it will have an asset coverage of at least 200% and (b) provision is made to prohibit the declaration of any distribution, upon its common stock, or the purchase of any such common stock, unless in every such case such senior security has at the time of the declaration of any such distribution, or at the time of any such purchase, an asset coverage of at least 200% after deducting the amount of such distribution or purchase price, as the case may be. Section 18(a)(2)(C) and (D) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless stockholders have the right, voting separately as a class, to: (i) elect at least two directors at all times; (ii) elect a majority of the directors if, at any time, dividends on such class of securities have been unpaid in an amount equal to two full years’ dividends on such securities; and (iii) approve any plan of reorganization adversely affecting their securities or any action requiring a vote of security holders as set forth in Section 13(a).17 Section 18(a)(2)(E) requires that such class of stock will have “complete priority over any other class as to distribution of assets and payment of dividends, which dividends shall be cumulative.”

Section 18(i) provides:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be a voting stock and have equal voting rights with every other outstanding voting stock: Provided, That this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

[16]

Section 18(g) of the 1940 Act defines “senior security” as any bond, debenture, note or similar obligation or instrument constituting a security and evidencing indebtedness. This definition also includes any stock of a class having priority over any other class as to distribution of assets or payment of dividends.

[17]	Section 13(a) requires, among other things, that a majority of the fund’s outstanding voting securities must approve converting to a mutual fund format.

Finally, Section 18(c) of the 1940 Act provides that:

“it shall be unlawful for any registered closed-end investment company . . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock,” except that “any such class of . . . stock may be issued in one or more series: Provided, That no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends . . . .”

The multi-class system proposed herein may result in Shares of a class having priority over another class as to payment of dividends and having unequal voting rights, because under the proposed system (i) shareholders of different classes would pay different distribution and/or service fees (and related costs as described above), different administrative fees and any other incremental expenses that should be properly allocated to a particular class, and (ii) each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

Applicants believe that the implementation of the proposed multi-class system will enhance shareholder options. Under a multi-class system, an investor can choose the method of purchasing Shares that is most beneficial given the amount of his or her purchase, the length of time the investor expects to hold his or her Shares and other relevant circumstances. The proposed arrangements would permit a Fund to facilitate both the distribution of its securities and provide investors with a broader choice of shareholder services.

By contrast, if a Fund were required to organize separate investment portfolios for each class of Shares, the success of the new portfolios might be limited. Unless each new portfolio grew at a sufficient rate and to a sufficient size, it could be faced with liquidity and diversification problems that would prevent the portfolio from producing a favorable return.

Under the proposal, owners of each class of Shares may be relieved under the multi-class system of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of Shares than they would be otherwise. As a Fund grows in volume of assets, the investors will derive benefits from economies of scale that would not be available at smaller volumes.

The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the 1940 Act’s “senior security” provisions are satisfied. After having granted numerous exemptive orders (“multiple class exemptive orders”) to open-end investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio,18 the Commission adopted Rule 18f-3 under the 1940 Act in 1995, which now permits open-end funds to maintain or create multiple classes without seeking individual exemptive orders, as long as certain conditions are met.19

Applicants believe that the proposed closed-end investment company multiple class structure does not raise the concerns underlying Section 18 of the 1940 Act to any greater degree than open-end investment companies’ multiple class structures. The proposed multiple class structure does not relate to borrowings and will not adversely affect a Fund’s assets. In addition, the proposed structure will not increase the speculative character of a Fund’s Shares.

[18]

See Sierra Trust Funds, et al., Investment Co. Act Rel. No. 20093 (Feb. 23, 1994) (notice) and Investment Co. Act Rel. No. 20153 (Mar. 22, 1994) (order); see also Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Co. Act Rel. No. 19955 (Dec. 15, 1993).

[19]

See Investment Co. Act Rel. No. 20915 (Feb. 23, 1995). As adopted, Rule 18f-3 creates an exemption for mutual funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the 1940 Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., trustee or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains, losses and expenses and that clarify the shareholder voting provisions of the rule.

Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of shareholders.

Applicants believe that the rationale for, and conditions contained in, Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of shares with varying distribution and service arrangements in a single portfolio as they are to open-end funds. Each Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company, including, among others, its provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and exchanges and disclosures. In fact, each Fund will in many ways resemble an open-end fund in its manner of operation and in the distribution of its Shares.

In particular, the Funds will offer their Shares continuously at a price based on net asset value, plus any applicable front-end sales load. Differences among classes will, as detailed above, relate largely to differences in distribution and service arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. Although closed-end funds may not issue multiple classes of shares without exemptive relief, the Commission has granted specific exemptive relief to similarly-situated closed-end funds.20 Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of common shares. Therefore, Applicants propose to base the conditions under which the Funds would issue multiple classes of Shares on those contained in Rule 18f-3.

Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and/or service fees applicable to the different classes of Shares of each Fund in the manner described above is equitable and would not discriminate against any group of shareholders. Applicants are aware of the need for full disclosure of the proposed multi-class system in a Fund’s prospectus and of the differences among the various classes and the different expenses of each class of Shares offered. Each Fund will include in its prospectus disclosure of the fees, expenses and other characteristics of each class of Shares offered for sale by the prospectus, as is required for open-end multi-class funds under Form N-1A.21 Applicants also note that the Commission has adopted rule and form amendments to require registered open-end management investment companies to disclose fund expenses borne by shareholders during the reporting period in shareholder reports22 and to describe in their prospectuses any arrangements that result in breakpoints in, or elimination of, sales loads.23 Each Fund will include these disclosures in its shareholder reports and prospectus.

Each Fund will comply with any requirements that the Commission or FINRA may adopt regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing

[20]

See Franklin Lexington Private Markets Fund, et al., supra note 15; Denali Structured Return Strategy Fund, et al., supra note 15; RBC BlueBay Enhanced Income Fund and RBC Global Asset Management (U.S.) Inc., supra note 15; Diameter Dynamic Credit Fund, et al., supra note 15; Hamilton Lane Private Assets Fund, et al., supra note 15; Blue Owl Alternative Credit Fund, et al., supra note 15; RJ Private Credit Income Fund, et al., supra note 15; Columbia Credit Income Opportunities Fund, et al., supra note 15; ISQ Infrastructure Income Fund, et al., supra note 15; iDirect Private Markets Fund, et al., supra note 15; SEG Partners Long/Short Equity Fund, et al., supra note 15; Coatue CTEK Fund and Coatue Management, L.L.C., supra note 15; Capital Group KKR Multi-Sector+, et al., supra note 15; Global X Venture Fund, et al., supra note 15; HarbourVest Private Investments Fund, et al., supra note 15; Privacore PCAAM Alternative Income Fund, et al., supra note 15; TCW Private Asset Income Fund, et al., supra note 15; Callodine Specialty Income Fund, et al., supra note 15; Diamond Hill Securitized Credit Fund and Diamond Hill Capital Management, Inc., supra note 15; Institutional Investment Strategy Fund and Buena Capital Advisors, LLC, supra note 15; Gemcorp Capital Advisors LLC, et al supra note 15; Sound Point Alternative Income Fund, Felicitas Private Markets Fund and Skypoint Capital Advisors LLC, supra note 15; T. Rowe Price OHA Flexible Credit Income Fund and OHA Private Credit Advisors II, L.P., supra note 15; Wellington Global Multi-Strategy Fund, et al., supra note 15; Russell Investments New Economy Infrastructure Fund, et al., supra note 15; and MA Specialty Credit Income Fund, et al., supra note 15.

[21]	In all respects other than class-by-class disclosure, each Fund will comply with the requirements of Form N-2.
[22]	Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Rel. No. 26372 (Feb. 27, 2004) (adopting release).
[23]	Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Rel. No. 26464 (June 7, 2004) (adopting release).

arrangements, as if those requirements applied to each Fund.24 In addition, each Fund will contractually require that any distributor of the Fund’s Shares comply with such requirements in connection with the distribution of such Fund’s Shares.

In June 2006, the Commission adopted enhanced fee disclosure requirements for fund of funds including registered funds of hedge funds.25 Applicants will comply with all such applicable disclosure requirements.

The requested relief is similar to the exemptions discussed above granted by the Commission to Franklin Lexington Private Markets Fund, Denali Structured Return Strategy Fund, RBC BlueBay Enhanced Income Fund and RBC Global Asset Management (U.S.) Inc., Diameter Dynamic Credit Fund, Hamilton Lane Private Assets Fund, Blue Owl Alternative Credit Fund, RJ Private Credit Income Fund, Columbia Credit Income Opportunities Fund, ISQ Infrastructure Income Fund, iDirect Private Markets Fund, SEG Partners Long/Short Equity Fund, Coatue CTEK Fund, Capital Group KKR Multi-Sector+, Global X Venture Fund, HarbourVest Private Investments Fund, Privacore PCAAM Alternative Income Fund, TCW Private Asset Income Fund, Callodine Specialty Income Fund, Diamond Hill Securitized Credit Fund, Institutional Investment Strategy Fund, Gemcorp Commodities Alternative Products Fund, Sound Point Alternative Income Fund, Felicitas Private Markets Fund, T. Rowe Price OHA Flexible Credit Income Fund, Wellington Global Multi-Strategy Fund, Russell Investments New Economy Infrastructure Fund, Wellington Global Multi-Strategy Fund and MA Specialty Credit Income Fund.26 Accordingly, Applicants believe there is ample precedent for the implementation of a multi-class system.

C.	Early Withdrawal Charge

Rule 23c-3 under the 1940 Act permits an interval fund to make repurchase offers of between 5% and 25% of its outstanding shares at net asset value at periodic intervals pursuant to a fundamental policy of the interval fund. Rule 23c-3(b)(1) requires an interval fund to repurchase shares at net asset value and expressly permits the interval fund to deduct from repurchase proceeds only a repurchase fee, not to exceed 2.00% of proceeds, that is paid to the interval fund and is reasonably intended to compensate the fund for expenses directly related to the repurchase.

Applicants seek relief from this requirement of Rule 23c-3(b)(1) to the extent necessary for the Funds to impose EWCs, which are distribution-related fees payable to a distributor, on Shares submitted for repurchase that have been held for less than a specified period. The Funds are seeking to impose EWCs that are the functional equivalent of the

[24]

Self-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Notice of Filing of Proposed Rule Change and Amendment No. 1 to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 64386 (May 3, 2011); Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, Investment Company Act Release No. 26341 (Jan. 29, 2004) (proposing release); Notice of Filing and Immediate Effectiveness of a Proposed Rule Change to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 78130 (June 22, 2016).

[25]	Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1, 2003) (proposing release) and 27399 (June 20, 2006) (adopting release). See also Rules 12d1-1, et seq. of the 1940 Act.
[26]

See Franklin Lexington Private Markets Fund, et al., supra note 15; Denali Structured Return Strategy Fund, et al., supra note 15; RBC BlueBay Enhanced Income Fund and RBC Global Asset Management (U.S.) Inc., supra note 15; Diameter Dynamic Credit Fund, et al., supra note 15; Hamilton Lane Private Assets Fund, et al., supra note 15; Blue Owl Alternative Credit Fund, et al., supra note 15; RJ Private Credit Income Fund, et al., supra note 15; Columbia Credit Income Opportunities Fund, et al., supra note 15; ISQ Infrastructure Income Fund, et al., supra note 15; iDirect Private Markets Fund, et al., supra note 15; SEG Partners Long/Short Equity Fund, et al., supra note 15; Coatue CTEK Fund and Coatue Management, L.L.C., supra note 15; Capital Group KKR Multi-Sector+, et al., supra note 15; Global X Venture Fund, et al., supra note 15; HarbourVest Private Investments Fund, et al., supra note 15; Privacore PCAAM Alternative Income Fund, et al., supra note 15; TCW Private Asset Income Fund, et al., supra note 15; Callodine Specialty Income Fund, et al., supra note 15; Diamond Hill Securitized Credit Fund and Diamond Hill Capital Management, Inc., supra note 15; Institutional Investment Strategy Fund and Buena Capital Advisors, LLC, supra note 15; Gemcorp Capital Advisors LLC, et al supra note 15; Sound Point Alternative Income Fund, Felicitas Private Markets Fund and Skypoint Capital Advisors LLC, supra note 15; T. Rowe Price OHA Flexible Credit Income Fund and OHA Private Credit Advisors II, L.P., supra note 15; Wellington Global Multi-Strategy Fund, et al., supra note 15; Russell Investments New Economy Infrastructure Fund, et al., supra note 15; and MA Specialty Credit Income Fund, et al., supra note 15.

CDSLs that open-end investment companies may charge under Rule 6c-10 under the 1940 Act. The Funds would assess EWCs in much the same way non-interval funds currently assess EWCs. As more fully described below, these charges would be paid to a distributor and are functionally similar to CDSLs imposed by open-end funds. Relief to permit the imposition of EWCs would be consistent with the approach the Commission has taken with respect to CDSLs imposed by open-end funds that offer their securities continuously, as each Fund would for its Shares. Any EWC imposed by the Funds will comply with Rule 6c-10 under the 1940 Act as if the rule were applicable to closed-end funds.

In the Adopting Release, the Commission stated that “the requirement [of Rule 23c-3(b)(1)] that repurchases take place at net asset value and the limitation of repurchase fees to two percent implicitly preclude the imposition” of CDSLs.27 The Commission stated, however, that even though it was not proposing any provisions regarding the use of CDSLs by interval funds, such consideration may be appropriate after the Commission considers whether to adopt proposed Rule 6c-10, which would permit the imposition of CDSLs by open-end companies, and has the opportunity to monitor the effects of the NASD sales charge rule upon distribution charges of open-end companies, which goes into effect in July of [1993].28

Since adopting Rule 23c-3, the Commission has adopted Rule 6c-10. That rule adopts a flexible approach, and permits open-end funds to charge CDSLs as long as (i) the amount of the CDSL does not exceed a specified percentage of net asset value or offering price at the time of the purchase, (ii) the terms of the sales load comply with the provisions of the Sales Charge Rule, governing sales loads for open-end funds and (iii) deferred sales loads are imposed in a nondiscriminatory fashion (scheduled variations or elimination of sales loads in accordance with Rule 22d-1 are permitted). Rule 6c-10 is grounded in policy considerations supporting the employment of CDSLs where there are adequate safeguards for the investor. These same policy considerations support imposition of EWCs in the interval fund context and are a solid basis for the Commission to grant exemptive relief to permit interval funds to impose EWCs.

With respect to the policy considerations supporting imposition of EWCs, as the Commission recognized when it promulgated Rule 23c-3, several non-interval funds that had been making periodic repurchase offers to their shareholders imposed early withdrawal charges comparable to CDSLs.29 Traditional closed-end funds, which do not regularly offer to repurchase shares, do not generally impose EWCs although nothing in the 1940 Act would preclude them from doing so. Section 23(c)(2) of the 1940 Act does not regulate the price at which shares may be purchased in a tender offer. When a closed-end fund continuously offers its shares at net asset value and provides its shareholders with periodic opportunities to tender their shares, however, the fund’s distributor (like the distributor of an open-end fund) may need to recover distribution costs from shareholders who exit their investments early. In the case of a Fund’s initial share class, the distributor may pay out of its own resources compensation to selected dealers that sell Fund Shares at the time of sale, based on the dollar amount of the Shares sold by the dealer. Moreover, like open-end funds, interval funds need to discourage investors from moving their money quickly in and out of the fund, a practice that imposes costs on all shareholders.

Neither the Proposing Release nor the Adopting Release suggests that the purpose underlying Rule 23c-3(b)(1)’s requirements that repurchases take place at net asset value is to preclude interval funds from imposing EWCs. Rather, its purpose is to prohibit funds from discriminating among shareholders in prices paid for shares tendered in a repurchase offer.30 The best price rules under Rule 23c-1(a)(9) of the 1940 Act and Rule 13e-4(f)(8)(ii) of the Exchange Act address this same concern. The Commission staff does not construe those rules to forbid closed-end funds making repurchase offers under Section 23(c)(2) from imposing EWCs.31 There is, in Applicants’ view, no rational basis to apply Rule 23c-3(b)(1)’s requirements differently. Moreover, each Fund will be treating all similarly

[27]

Adopting Release. Rule 23c-3(b)(1) provides in pertinent part: “The company shall repurchase the stock for cash at net asset value determined on the repurchase pricing date… The company may deduct from the repurchase proceeds only a repurchase fee not to exceed two percent of the proceeds, that is paid to the company for expenses directly related to the repurchase.”

[28]	Id.
[29]	Adopting Release, Section II.A.7.c. Section 23(c)(2) of the 1940 Act does not require that repurchases be made at net asset value.
[30]	See Proposing Release, Section II.A.7; Adopting Release, Section II.A.7.
[31]	See Adopting Release, Section II.A.7.c. (recognizing that several closed-end funds making periodic repurchases pursuant to Section 23(c)(2) impose early withdrawal charges).

situated shareholders the same. Each Fund will disclose to all shareholders the applicability of the EWCs (and any scheduled waivers of the EWC) to each category of shareholders and, as a result, no inequitable treatment of shareholders with respect to the price paid in a repurchase offer will result. Each Fund also will disclose EWCs in accordance with the requirements of Form N-1A concerning CDSLs, as if the Fund were an open-end investment company.

As required by Rule 6c-10 for open-end funds, each Fund relying on the Order will comply with shareholder distribution and/or service fee limits imposed by the Sales Charge Rule on the same basis as if it were an open-end investment company. In this regard, a Fund will pay distribution and/or service fees pursuant to plans that are designed to meet the requirements of the Sales Charge Rule on the same basis as if it were an open-end investment company subject to that rule.

The Commission has previously granted the same type of exemptive relief requested herein.32 In each case, the Commission granted relief from Rule 23c-3(b)(1) to an interval fund to charge EWCs to certain shareholders who tender for repurchase shares that have been held for less than a specified period.

D.	Waivers of EWCs

Each Fund may grant waivers of the EWCs on repurchases in connection with certain categories of shareholders or transactions established from time to time. Each Fund will apply the EWC (and any waivers or scheduled variations of the EWC) uniformly to all shareholders in a given class and consistently with the requirements of Rule 22d-1 under the 1940 Act as if the Fund was an open-end investment company. The Shares that benefit from such waivers are less likely to be the cause of rapid turnover in Shares of a Fund, particularly where there are also important policy reasons to waive the EWC, such as when Shares are tendered for repurchase due to the death, disability or retirement of the shareholder. Events such as death, disability or retirement are not likely to cause high turnover in Shares of a Fund, and financial needs on the part of the shareholder or the shareholder’s family are often precipitated by such events. The EWC may also be waived in connection with a number of additional circumstances, including the following repurchases of Shares held by employer sponsored benefit plans: (i) repurchases to satisfy participant loan advances; (ii) repurchases in connection with distributions qualifying under the hardship provisions of the Internal Revenue Code of 1986, as amended; and (iii) repurchases representing returns of excess contributions to such plans. Furthermore, if a distributor has not incurred significant promotional expenses (by making up-front payments to selling dealers) in connection with attracting shareholders in a particular category to a Fund, the waiver of the EWC works to shareholders’ advantage while not harming the distributor economically.

In adopting amended Rule 22d-1 in February 1985, the Commission recognized that the adoption of Rule 22c-1 to “require forward pricing of fund shares largely dispelled concerns about share dilution.” Furthermore, “the sales load variations that have been instituted [through Rules 22d-1 through 22d-5 and exemptive orders prior to February 1985] have improved the competitive environment for the sale of fund shares without disrupting the distribution system for the sale of those shares.”33 In light of these circumstances, the Commission believed that “it is appropriate to permit a

[32]

See Franklin Lexington Private Markets Fund, et al., supra note 15; Denali Structured Return Strategy Fund, et al., supra note 15; RBC BlueBay Enhanced Income Fund and RBC Global Asset Management (U.S.) Inc., supra note 15; Diameter Dynamic Credit Fund, et al., supra note 15; Hamilton Lane Private Assets Fund, et al., supra note 15; Blue Owl Alternative Credit Fund, et al., supra note 15; RJ Private Credit Income Fund, et al., supra note 15; Columbia Credit Income Opportunities Fund, et al., supra note 15; ISQ Infrastructure Income Fund, et al., supra note 15; iDirect Private Markets Fund, et al., supra note 15; SEG Partners Long/Short Equity Fund, et al., supra note 15; Coatue CTEK Fund and Coatue Management, L.L.C., supra note 15; Capital Group KKR Multi-Sector+, et al., supra note 15; Global X Venture Fund, et al., supra note 15; HarbourVest Private Investments Fund, et al., supra note 15; Privacore PCAAM Alternative Income Fund, et al., supra note 15; TCW Private Asset Income Fund, et al., supra note 15; Callodine Specialty Income Fund, et al., supra note 15; Diamond Hill Securitized Credit Fund and Diamond Hill Capital Management, Inc., supra note 15; Institutional Investment Strategy Fund and Buena Capital Advisors, LLC, supra note 15; Gemcorp Capital Advisors LLC, et al supra note 15; Sound Point Alternative Income Fund, Felicitas Private Markets Fund and Skypoint Capital Advisors LLC, supra note 15; T. Rowe Price OHA Flexible Credit Income Fund and OHA Private Credit Advisors II, L.P., supra note 15; Wellington Global Multi-Strategy Fund, et al., supra note 15; Russell Investments New Economy Infrastructure Fund, et al., supra note 15; and MA Specialty Credit Income Fund, et al., supra note 15.

[33]	Investment Co. Act Rel. No. 14390 (Feb. 2, 1985).

broader range of scheduled variation” as permitted in amended Rule 22d-1.34 Rule 22d-1 permits open-end funds to sell their shares at prices that reflect scheduled “variations in, or elimination of, the sales load to particular classes of investors or transactions” provided that the conditions of the rule are met. When Rule 22d-1 was adopted, the status of CDSLs for open-end funds and waivers of those charges were not covered by any rule and were the subject of exemptive orders. Rule 6c-10, adopted in April 1995, which permits CDSLs for open-end funds, also permits scheduled variations in, or elimination of, CDSLs for a particular class of shareholders or transactions, provided that the conditions of Rule 22d-1 are satisfied.35 The same policy concerns and competitive benefits applicable to scheduled variations in or elimination of sales loads for open-end funds are applicable to interval funds and the same safeguards built into Rules 22d-1 and 6c-10 that protect the shareholders of open-end funds will protect the shareholders of interval funds so long as interval funds comply with those rules as though applicable to interval funds.

Applicants submit that it would be impracticable and contrary to the purpose of Rule 23c-3 to preclude interval funds from providing for scheduled variations in, or elimination of, EWCs, subject to appropriate safeguards.

E.	Asset-Based Distribution and/or Service Fees

Applicants request relief from the provisions of Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to the extent necessary to permit the Funds to impose asset-based distribution and/or service fees (in a manner analogous to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the 1940 Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the 1940 Act or the rules thereunder explicitly limits the ability of a closed-end fund to impose a distribution and/or service fee.36

Section 17(d) of the 1940 Act prohibits an affiliated person of (or principal underwriter for) a registered investment company or an affiliated person of such person, acting as principal, from effecting or engaging in any transaction in which such registered company is a joint, or a joint and several, participant, in contravention of Commission regulations. Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application.

In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company’s participation in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the 1940 Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead, authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or involve overreaching by the affiliate to the detriment of the investment company.

Each Fund will comply with the protections developed and approved by the Commission for open-end investment companies in Rule 12b-1 in connection with its plan with respect to each class of Shares as if the Fund were an open-end management investment company.

[34]	Id.
[35]

Rule 22d-1 requires that the scheduled variations in or elimination of the sales load must apply uniformly to all offerees in the class specified and the company must disclose to existing shareholders and prospective investors adequate information concerning any scheduled variation, revise its prospectus and statement of additional information to describe any new variation before making it available to purchasers, and advise existing shareholders of any new variation within one year of when first made available.

[36]	Applicants do not concede that Section 17(d) applies to the asset-based distribution and/or service fees discussed herein, but requests this exemption to eliminate any uncertainty.

Therefore, the Funds will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing distribution and/or service fees under Rule 12b-1.

Applicants note that, at the same time the Commission adopted Rule 12b-1,37 it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-l to the extent necessary to allow for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-l. In its adopting release, the Commission stated as follows:

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the 1940 Act. The Commission’s only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a ‘joint enterprise’ with an affiliated person, and if such arrangements were entered into in compliance with Rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.38

As closed-end management investment companies, the Funds may not rely on Rule 17d-3. However, in light of the foregoing, Applicants believe any Section 17(d) concerns the Commission might have in connection with a Fund’s financing the distribution of its Shares should be resolved by the Fund’s undertaking to comply with the provisions of Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. Accordingly, the Funds will comply with Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. The Funds represent that the Funds’ imposition of asset-based distribution and/or service fees is consistent with factors considered by the Commission in reviewing applications for relief from Section 17(d) of the 1940 Act and Rule 17d-1 thereunder (i.e., that the imposition of such fees as described is consistent with the provisions, policies and purposes of the 1940 Act and does not involve participation on a basis different from or less advantageous than that of other participants).

VI.	APPLICANTS’ CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

Each Fund relying on the Order will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, 11a-3 under the 1940 Act, as amended from time to time, as if those rules applied to closed-end management investment companies, and will comply with the Sales Charge Rule, as amended from time to time, as if that rule applied to all closed-end management investment companies.

VII.	CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants further submit that the relief requested pursuant to Section 23(c)(3) will be consistent with the protection of investors and will ensure that Applicants do not unfairly discriminate against any holders of the class of securities to be purchased. Applicants also believe that the requested relief meets the standards for relief in Section 17(d) of the 1940 Act and Rule 17d-1 thereunder. Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

Applicants submit that the exemptions requested conform substantially to the precedent cited herein.39

[37]	See Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (Oct. 28, 1980).
[38]	Id.
[39]

See Franklin Lexington Private Markets Fund, et al., supra note 15; Denali Structured Return Strategy Fund, et al., supra note 15; RBC BlueBay Enhanced Income Fund and RBC Global Asset Management (U.S.) Inc., supra note 15; Diameter Dynamic Credit Fund, et al., supra note 15; Hamilton Lane Private Assets Fund, et al., supra note 15; Blue Owl Alternative Credit Fund, et al., supra note 15; RJ Private Credit Income Fund, et al., supra note 15; Columbia Credit Income Opportunities Fund, et al., supra note 15; ISQ Infrastructure Income Fund, et al., supra note 15; iDirect Private Markets Fund, et al., supra note 15; SEG Partners Long/Short Equity Fund, et al., supra note 15; Coatue CTEK Fund and Coatue Management, L.L.C., supra note 15; Capital Group KKR Multi-Sector+, et al., supra note 15; Global X Venture Fund, et al., supra note 15; HarbourVest Private Investments Fund, et al., supra note 15; Privacore PCAAM Alternative Income Fund, et al., supra note 15; TCW Private Asset Income Fund, et al., supra note 15; Callodine Specialty Income Fund, et al., supra note 15; Diamond Hill Securitized Credit Fund and Diamond Hill Capital Management, Inc., supra note 15; Institutional Investment Strategy Fund and Buena Capital Advisors, LLC, supra note 15; Gemcorp Capital Advisors LLC, et al supra note 15; Sound Point Alternative Income Fund, Felicitas Private Markets Fund and Skypoint Capital Advisors LLC, supra note 15; T. Rowe Price OHA Flexible Credit Income Fund and OHA Private Credit Advisors II, L.P., supra note 15; Wellington Global Multi-Strategy Fund, et al., supra note 15; Russell Investments New Economy Infrastructure Fund, et al., supra note 15; and MA Specialty Credit Income Fund, et al., supra note 15.

As required by Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that all of the requirements for execution and filing of this Application have been complied with in accordance with the organizational documents of the Applicants, as applicable, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the Initial Fund are attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2(c)(1) under the 1940 Act and the verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibit B to this Application. In accordance with the requirements for a request for expedited review of this Application, marked copies of two recent applications seeking the same relief as Applicants that are substantially identical as required by Rule 0-5(e) of the 1940 Act are attached as Exhibit C.

Pursuant to Rule 0-2(f) under the 1940 Act, the Applicants’ address is stated on the first page of this Application, and all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

[Signature Page Follows]

CLEARLAKE PRIVATE MARKETS FUND

Dated: August 13, 2026	By:	/s/ Fred Ebrahemi
	Name:	Fred Ebrahemi
	Title:	Trustee

CLEARLAKE CAPITAL RIC MANAGEMENT, LLC

Dated: August 13, 2026	By:	/s/ Fred Ebrahemi
	Name:	Fred Ebrahemi
	Title:	Chief Operating Officer

EXHIBIT A

Resolutions of the Sole Initial Trustee of

Clearlake Private Markets Fund

WHEREAS, Clearlake Private Markets Fund (the “Fund”) intends to submit a Multi-Class Exemptive Application (the “Multi-Class Application”) for an order of the SEC pursuant to Section 6(c) of the 1940 Act, granting exemptions from the provisions of Sections 18(a)(2), 18(c), 18(i) and Section 61(a) of the 1940 Act to permit the Fund, among other things, to offer multiple classes of shares; and

WHEREAS, it is advisable and in the best interest of the Fund that the Fund file the Multi-Class Application.

NOW, THEREFORE, BE IT:

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be executed, delivered and filed with the SEC the Multi-Class Application;

RESOLVED, that the officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be made, executed, delivered and filed with the SEC any amendments to the Multi-Class Application, together with such exhibits and other documents thereto, as are satisfactory in form and substance to counsel to the Fund in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action;

RESOLVED, that all acts and things previously done by the officers, on or prior to the date hereof, in the name and on behalf of the Fund in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Fund; and

RESOLVED, that the officers be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the officer may deem necessary and to identify by such officer’s signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval of any document, instrument or provision or any addition, deletion or change in any document or instrument.

Exh. A-1

EXHIBIT B

Verifications

The undersigned states that he has duly executed the attached Application dated August 13, 2026 for and on behalf of Clearlake Private Markets Fund in his capacity as trustee of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

CLEARLAKE PRIVATE MARKETS FUND

By:	/s/ Fred Ebrahemi
Name:	Fred Ebrahemi
Title:	Trustee

The undersigned states that he has duly executed the attached Application dated August 13, 2026 for and on behalf of Clearlake Capital RIC Management, LLC in his capacity as Chief Operating Officer of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

CLEARLAKE CAPITAL RIC MANAGEMENT, LLC

By:	/s/ Fred Ebrahemi
Name:	Fred Ebrahemi
Title:	Chief Operating Officer

Exh. B-1

EXHIBIT C

Marked Copies of the Application Showing Changes

from the Final Versions of the Two Applications Identified

as Substantially Identical under Rule 0-5(e)(3)

Exh. C-1